Exhibit 99.1
Deutsche Bank Technology Conference Craig DeYoung, VP Investor Relations San Francisco, CA September 16, 2010

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda General update ASML Business/Market Overview Outlook summary

General update

General update Short term: no change No customer has delayed shipment of any tool Meeting customer demand remains challenging Technology conversions continue in each sector Bit capacity grows while minimal wafer capacity added Medium term: the business may fluctuate Continued urgent demand for tools at ASML customers BUT: General Macroeconomic worries Cisco cautious and Intel reduces guidance due to PC demand weakness Rumored slowdown at Samsung, TSMC, etc ASML remains diligent in it's communication with customers in order to detect any changes in their short/medium term outlook

ASML business/market overview

2005 2006 2007 2008 2009 2010 Q1 685 629 949 919 183 742 Q2 763 942 930 844 277 1069 Q3 533 958 934 697 555 Q4 548 1053 955 494 581 2369 Total net sales M€ 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 Guidance: 2010 sales to grow 10 - 15% above historical peak of € 3.8 billion

Backlog: Record value with 30% less units, ASP grows 60%+ vs prior peak backlog, not creating "oversupply" Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Jul 10 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 2401 Units 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 101 Backlog in units ASP 14.6 ASP 23.8 Units ASPs 148 101

Market overview Semiconductor unit growth back to historical trend, "catch up" capacity investments required in all sectors after a long period of slow capacity growth Share of new technology nodes in total semiconductor market accelerating as shrink continues to enable reduced chip cost and increased bit growth New technologies nodes require much more immersion layers and litho tool capacity than actual installed base allows

NAND 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures Snapshot based on average customer product mix (300mm) and layer stacks DRAM 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures LOGIC 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures MPU 0 2 4 6 8 10 12 14 2008 2009 2010 2011 Immersion Exposures Year Node 8x,6x 6x,5x 5x,4x 4x,3X Year Node 5x,4x 4x,3x 4x,3x 3x,2x Year Node 9x,6x 9x,6x 6x,4x 6x,4x Year Node 6x,4x 6x,4x 4x,3x 3x,2x Node transitions consume growing numbers of immersion tools while adding little wafer capacity

Technology transitions continue with capacity additions required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* required in 2011 to meet forecasted demand* *Litho demand in line with Gartner bit growth demand forecast for DRAM 52%, for NAND 76% in 2011. Logic demand forecast is 17% unit growth in 2011 Source: ASML Simulation model (6/10) Source: ASML Simulation model (6/10) Source: ASML Simulation model (6/10) Source: ASML Simulation model (6/10) Source: ASML Simulation model (6/10)

Source: DRAMeXchange (31/8/2010), ASML MCC DRAM prices further weakened in August Still good margins for all DRAM manufacturers 300 mm cash-costs for 5x nm 1 Gb DRAM between 0.8 & 0.9 USD 300 mm cash-costs for 7x nm 1 Gb DRAM between 1.4 & 1.6 USD 300 mm cash-costs for 6x nm 1 Gb DRAM between 1.0 & 1.2 USD DRAM 1,6 US$ cash profit per DDR3 IC (>65% GM, if made at 5x nm) 300 mm cash-costs for 4x nm 1 Gb DRAM between 0.65 & 0.75 USD

Technology Leadership - Reinforced Source: ASML Immersion Lithography: Installed Base >160 Systems leading performance on CD imaging uniformity well below 1 nm and overlay of less than 2 nm More than 20 NXT installed and producing 38 NXT systems in backlog end Q2 '10 EUV: - 6 systems shipping thru mid 2011 - Taking orders for 2012 NXT:1950i NXE:3100

Outlook summary

Outlook summary Short term: no change Memory customers continue strategic node shrinks and planned capacity addition to meet long term memory demand As Foundry sector competition heats up; customers shrink to support growing leading edge demand and add capacity for future MPU sector prepares for 22nm ramp consuming increasing quantities of leading edge tools Medium term: the business may fluctuate Short/Medium term supply/demand issues may present themselves in some sectors Long term: sound growth opportunity End demand drivers in mobile internet, smart phones, PC's, tablets, etc...remain solid Continued ASP improvement in leading edge tools Long term modeling suggests revenue opportunities well beyond current target